05011049

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Date, August 19. 2005

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release notification of **August 19th , 2005** concerning " **<u>WashTec AG half year results"</u>** as well as our interim report.

Sincerely,

WashTec AG

Po Karoline Kalb

Press Release

WashTec reports sales and earnings growth in the first half of 2005:

- **Revenues up by EUR 4.9 million to EUR 105.8 million**
- **Earnings before taxes (EBT) grow to EUR 4.9 million**
- **Successful start of the Austrian subsidiary**

Augsburg, August 19, 2005 – WashTec AG's positive business development continued unchanged in the first half of 2005. Sales increased by EUR 4.9 million to EUR 105.8 million (first half of 2004: EUR 100.9 million). "The main growth driver was new business with rollover wash systems," explains Thorsten Krüger, Speaker of the Board of Management of WashTec AG. "Our product and marketing campaign launched last year is showing positive effects."

The ongoing implementation of projects and the enhanced cost structures achieved through restructuring measures led to a further improvement of the company's results. Due to a lower utilisation of credit lines compared to last year, the financial result (net financial expenses) decreased by EUR 1.9 million to EUR 2.6 million. Long-term syndicated loans taken up in the second quarter of 2005 will permit a further considerable reduction of the interest load going forward. Earnings before taxes (EBT) rose by EUR 6.9 million to EUR 4.9 million (first half of 2004: EUR -2.0 million). Net result in the first half of the year improved from EUR -2.4 million to EUR 2.9 million.

In the first half of 2005, WashTec generated a net cash flow from operating activities of EUR 7.9 million (first half of 2004: EUR 7.5 million), which was primarily used for a further reduction of bank liabilities, capital spending in connection with the plant consolidation concept, the introduction of an ERP system as well as the establishment of the own sales organisation in Austria.

The Interim Report Q2/2005 is available under www.washtec.de.

Contact:
Haubrok Investor Relations GmbH
Michael Werneke
Telefon +49 (0) 211/30126-109
E-Mail m.werneke@haubrok.de

WashTec

Press release

WashTec – Rights issue successfully completed

Augsburg, 09 August 2005 – With a total take up rate of 99.9% WashTec has successfully completed its capital increase today. Demand from institutional investors during the subscription period as well as for shares not taken up by existing shareholders was significantly high.

In accordance with WashTec's Annual General Meeting approval on 15 June 2005, the syndicate banks Cazenove AG and Commerzbank AG (acting as Joint Lead Managers and Joint Bookrunners) have underwritten a total of 4,761,970 shares, subject to the obligation to offer these shares to those shareholders of WashTec AG, who participate in the Cash/Non-Cash Capital Increase by making cash contributions, as part of a rights offering at a ratio of 1:1. Further 2,838,030 shares have been subscribed by the shareholders Achernar Vermögensverwaltung GmbH, Augias Vermögensverwaltung GmbH and Edelmar Vermögensverwaltung GmbH in exchange for a contribution-in-kind. The subscription price of total 7.6 million new shares was €5.00. The registered share capital was increased by €20,000,000 from €20,000,000 to €40,000,000. WashTec will use the net proceeds from the capital increase primarily to strengthen the equity base and, thus, primarily to reduce existing debt.

WashTec AG received listing approval for the Official Market (Amtlicher Markt) in Frankfurt (General Standard) on 08 August 2005. The new shares are listed on the

Frankfurt Stock Exchange on 09 August 2005 and will have full dividend rights for the 2005 business year.

WashTec AG, Argonstr. 7, 86153 Augsburg, Germany
ISIN: DE0007507501
Listing: Official Market (Amtlicher Markt) in Frankfurt (General Standard); Regulated Unofficial Market in Berlin-Bremen, Düsseldorf, Munich and Stuttgart

Press Contact:
Haubrok Investor Relations GmbH
Frank Ostermair
Telefon +49 (0) 211/30126-112
E-Mail f.ostermair@haubrok.de

WASHTEC AG

INTERIM REPORT FOR THE PERIOD FROM 1 JANUARY 2005 TO 30 JUNE 2005

WashTec

WashTec AG Interim report on the period from 01 January 2005 to 30 June 2005

Successful first six months of 2005:
- **Revenues up EUR 4.9m to EUR 105.8m**
- **EBT at EUR 4.9m**
- **Successful start for the Austrian subsidiary**

Economic Climate and Market

In the first half of 2005, there was no change in the overall economy and it remained largely flat. Direct effects of the general economic trend on the investment behavior of oil companies and investors in the car wash business were not noticeable in the first half.

Business Performance

The positive trend in operating business continued, reflected in both revenues and income. Revenues grew EUR 4.9m to EUR 105.8m in the first six months (H1 2004: EUR 100.9m). A quarter-on-quarter comparison highlights the pace of growth: following an increase of EUR 0.9m or 1.9% in the first quarter, revenues picked up EUR 4.0m or 7.7% against the prior-year period. New business with rollover wash systems was the driving force behind this development. EBT grew EUR 6.9m from -EUR 2.0m to EUR 4.9m between January and June, with EUR 3.8 m thereof generated in the second quarter (Q2 2004: -EUR 1.0m).

WashTec generated an operating cash flow of EUR 7.9m in the first half (prior year: EUR 7.5m). The cash flow was largely utilized to pay down bank liabilities further and for investments in setting up the sales organization in Austria, the restructuring of production facilities and for the new ERP system. At the end of June, the short-term working capital facility was refinanced with a long-term syndicated loan. The syndicated loan granted by a banking syndicate led by Bayerische Hypo- und Vereinsbank AG amounted to EUR 75m. This loan will considerably cut the Company's interest charges in the future. A subordinated loan also existed as of the end of June, a large part of which is to be redeemed using the funds from the capital increase.

The product and marketing campaign reaped further success in the second quarter. The response to the new rollover wash systems SoftCare Juno and SoftCare Evo unveiled at the end of 2004 continues to be positive. A double rollover wash system, SoftCare Takt, rounds off the product portfolio in the premium segment. The new wash system bridges the gap between SoftCare Pro and SoftCare Juno. It caters in particular to replacement requirements at sites with a high number of washes and large wash halls. Other new products are in advanced stages of development and are due to be launched before the end of 2005.

WashTec

WashTec AG Interim report on the period from 01 January 2005 to 30 June 2005

While developing further wash systems, WashTec is optimizing sales structures. By combining sales and service in Germany under one roof, the market is to be exhausted much better on a regional level. In Italy, activities were transferred to own local organizations in order to better exploit market potential. The Austrian subsidiary successfully commenced activities in May with a comprehensive sales and service network and, with 20 employees as of the end of June, just two months after its launch, already had the greatest car wash expertise in Austria. Customers' response to the local facilities has been very positive, as was anticipated, and this is reflected in good service orders and new business.

The ongoing projects to boost efficiency went according to plan in the first six months of 2005. The new ERP system was introduced in the finance department with the sales and logistics modules being implemented in the second quarter. The consolidation of production at Argonstrasse in Augsburg is coming on well despite slight delays in building measures. The relocation will be completed in the fall as planned. Some new and more efficient production methods, which will cut assembly and throughput times for rollover systems, have already been implemented.

Revenue

EUR m, IFRSs	Jan. 1 to June 30, 2005	Jan. 1 to June 30, 2004
Germany	45.2	43.6
Abroad	60.6	57.3
Total revenues	**105.8**	**100.9**

In the first half of the year, the WashTec Group's revenues rose by EUR 4.9m or 4.9% to EUR 105.8m. The positive trend in rollover wash systems bolstered domestic (up 3.7%) and foreign business (up 5.8%). Service revenues, which fell just short of expectations in the first quarter due to weather conditions, were in line with the prior year in the second quarter.

Earnings

EUR m, IFRSs	June 30, 2005	June 30, 2004
Adjusted EBT*	6.2	0.1
EBT	**4.9**	**-2.0**

* adjusted for non-recurring expenses

The ongoing project rollouts and, thanks to the restructuring carried out, the improved cost structures led to a further rise in earnings. The personnel expenses ratio fell by 1.1 percentage points year on year. The cost of materials as a percentage of revenues remained stable at 41.8 % prior years level (previous year 41.8%). At EUR 15.0 m, other

operating expenses/other taxes were also on the same level as in the prior year (EUR 14.8 m). The cost of the capital increase, which was still included in other operating expenses as of the end of May, was reclassified to equity at the end of June with no effect on income anymore.

The decrease in amortization and depreciation is mainly attributable to the elimination of goodwill amortization pursuant to IFRSs (regular amortization of EUR 1.5m plus EUR 1.6m extraordinary depreciation of goodwill of a subsidiary was charged to income in 2004).

EBIT for the first six months rose by EUR 5.0m to EUR 7.5m, rising by EUR 3.6m to EUR 4.8m in the second quarter. Financial expenses were cut considerably (down EUR 1.9m to EUR 2.6m) by repaying bank liabilities. Accordingly, at EUR 4.9m, EBT is up EUR 6.9m on the prior-year figure of -EUR 2.0m. In the second quarter, EBT rose by EUR 4.7m from -EUR 1.0m to EUR 3.8 m.

Balance Sheet

Assets

EUR m, IFRSs	June 30, 2005	Dec. 31, 2004
Non-current assets	76.5	75.2
Current assets	67.0	62.7
Prepaid expenses and deferred taxes	32.2	32.2
Balance sheet total	**175.7**	**170.1**

At EUR 76.5m, non-current assets are slightly up on the prior-year figure. The increase in current assets is attributable to the increased volume of business and the increase in inventory reserves due to the introduction of SAP. Trade receivables, for example, rose by 14.8% to EUR 32.6m and inventories rose by 1.4% to EUR 30.7m.

Equity and Liabilities

EUR m, IFRSs	June 30, 2005	Dec. 31, 2004
Equity	5.8	4.0
Bank liabilities	58.4	60.1
Other liabilities and provisions	107.4	101.4
Deferred income	4.1	4.6
Balance sheet total	**175.7**	**170.1**

By agreement dated June 23, 2005, WashTec AG refinanced a large portion of short-term working capital with a multiple-year loan. The syndicated loan granted by a banking syndicate led by Bayerische Hypo- und Vereinsbank AG amounted to EUR 75m. This loan will considerably cut the Company's interest charges in the future. There is also a subordinated loan from the shareholders Edelmar, Achernar and Augias which was interest-free until June 30, 2005. The subordinated loan was extended until June 30, 2010 and accrues interest as of July 1, 2005. A large portion of the subordinated loan is repaid in connection with the capital increase.

Equity increased from EUR 4.0m to EUR 5.8m due to the positive net profit for the period. This comprises expenses for the capital increase as of the end of June of EUR 1.1m, which in accordance with IFRSs, must be charged directly to equity. As of June 30, 2005, equity stood at EUR 94.8m, which corresponds to an equity ratio of 82.6% for the Company.

Cash Flow Statement

Cash flow from operating activities (net cashflow) came to EUR 7.9m in the first six months (H1 2004: EUR 7.5m); cash flow from investing activities amounted to EUR 3.6m (H1 2004: EUR 0.6m). Investments focused on the rollout of the ERP system, the consolidation of the two production facilities in Augsburg and the setting up of the sales organization in Austria. Cash flow from financing activities amounted to EUR 1.2m (H1 2004: EUR 4.1m).

Employees

As of June 30, 2005, the WashTec Group employed 1,321 employees, 23 less than a year earlier.

Share

The WashTec share continues its upwards path. By June 30, 2005, the share had gained 99.4% since the start of the year, closing at EUR 6.18, which was just under its peak of EUR 6.23 reached on June 27, 2005. The WashTec share continued to perform well after the end of the reporting period.

The shareholder structure remained unchanged in the second quarter. After the end of the reporting period, Sterling Investment Ltd. reported that it had transferred its voting rights to IED – International Equity Development. Powe Capital amended its report from October 2004, announcing that its voting rights came to 6.2%. The shareholder structure thus breaks down as follows:

Voting rights in %	June 30, 2005
Edelmar Vermögensverwaltung GmbH	20.2
Achernar Vermögensverwaltung GmbH	11.8
IED – International Equity Development GmbH	8.9
Henderson Global Investors Ltd.	7.9
Powe Capital Ltd.	6.2
Augias Vermögensverwaltung GmbH	5.4
Free float	39.6

Source: Mandatory reporting pursuant to the German Securities Trading Act ["Wertpapiershandelsgesetz": WpHG] and information provided by shareholders

At the general shareholders' meeting in Augsburg on June 15, 2005, the shareholders adopted a majority resolution to increase capital by a cash/non capital increase thereby reinforcing the equity base. In departure from the original proposal on the agenda, which was EUR 10m higher, it was decided to increase capital stock by EUR 20m, from EUR 20m to EUR 40m. A total of 7,600,000 new no-par-value bearer shares are to be issued with a one for one subscription ratio. On July 18, 2005, the management board and supervisory board of WashTec AG set the subscription price for 7,600,000 new shares at EUR 5.00 per share. The resolutions to perform the capital increase were adopted once the conditions set by the general shareholders' meeting had been met. As lead banks, Cazenove AG and Commerzbank Aktiengesellschaft assumed 4,761,970 shares with the obligation to offer them to WashTec shareholders for subscription in the ratio of one for one. 2,838,030 shares were assumed by the shareholders Achernar Vermögensverwaltung GmbH, Augias Vermögensverwaltung GmbH and Edelmar Vermögensverwaltung GmbH in return for contributions in kind. The subscription period ran from July 22, 2005 to August 5, 2005.

Risks

In the first six months of 2005, there were no major changes in comparison to the risks and rewards outlined in the management and group management reports or in the prospectus.

Events After the End of the Reporting Period

WashTec AG performed the capital increase resolved by the general shareholders' meeting on June 15, 2005 after the end of the reporting period. The banks Cazenove AG and Commerzbank Aktiengesellschaft assumed 4,761,970 shares and placed them with private and institutional investors for a subscription price of EUR 5.00 per share. 2,838,030 shares

were assumed by the shareholders Achernar Vermögensverwaltung GmbH, Augias Vermögensverwaltung GmbH and Edelmar Vermögensverwaltung GmbH in return for contributions in kind. As a result of this transaction, WashTec AG's capital stock increased by EUR 20m from EUR 20m to EUR 40m. Cash totaling approximately EUR 24.0m flowed to the Company. The subordinated loan was almost repaid in full using the funds from the capital increase and the contributions in kind.

Outlook

The ongoing project for the rollout of the new ERP system and the consolidation of production at the Company's headquarters in Augsburg, as well as the change in assembly methods, are running according to plan and are due to be completed by the beginning of the coming fiscal year.

By consolidating and stabilizing processes, the Company will focus more sharply on growth potential in the future. The product portfolio was strategically expanded with the addition of SoftCare Juno, SoftCare Evo and SoftCare Takt. Customers' initial response to the double rollover wash system SoftCare Takt presented in May 2005 has been positive. It is planned to introduce more new products before the end of 2005.

The WashTec Group's balance sheet was thoroughly restructured in connection with the capital increase performed in August, with equity increasing by a total of approximately EUR 36.0m. This created the necessary basis for investing more heavily in products and markets in the future. The drive to tap market potential in south and eastern Europe has already started with the establishment of local organizations in Austria and Italy and will be continued. Exploratory talks have been initiated to boost market activities on the North American market.

The capital increase was the last stage of the restructuring of the WashTec Group and has established a solid basis for future development. For 2005, the management board still aims to achieve an operating EBIT margin of 10% with revenues picking up slightly.

WashTec consolidated balance sheet

WashTec

WashTec AG Interim report on the period from 01 January 2005 to 30 June 2005

	30/ June 2005	31/ December 2004
ASSETS	€	€
NON CURRENT ASSETS		
Intangible Assets	40,245,396	40,684,681
Property, plant and equipment	36,088,327	34,295,305
Financial assets	98,604	98,604
	76,432,327	**75,078,590**
DEFERRED TAX ASSETS	**29,034,511**	**30,946,817**
Non current receivables and other assets (due in over one year)		
Other assets	99,000	99,000
	99,000	**99,000**
Total non-current assets	**105,565,838**	**106,124,407**
CURRENT ASSETS		
Inventories	**30,668,522**	**30,236,165**
Current receivables and other assets (due within one year)		
Trade receivables	32,634,183	28,438,758
Receivables from investees	63,142	110,033
Receivables from the tax office	125,145	231,369
Other assets	1,216,227	2,827,007
	34,038,697	**31,607,167**
Balances at banks & cash	**2,265,876**	**814,545**
Total current assets	**66,973,095**	**62,657,877**
Prepaid expenses	3,159,432	1,295,362
Total assets	**175,698,365**	**170,077,646**
E Q U I T Y AND L I A B I L I T I E S		
EQUITY		
Subscribed capital	20,000,000	20,000,000
Capital reserves	27,383,540	27,383,540
Loss caried forward	(45,709,856)	(41,451,851)
Consolidated net loss	2,950,056	(3,207,115)
Currency translation adjustments	1,170,487	1,300,270
	5,794,227	**4,024,844**
Non-current liablitites and provisions		
Non-current liabilities		
to banks and similar institutions	56,334,025	296,435
Other	42,762,155	4,705,419
	99,096,180	**5,001,854**
Non-current provisions		
Provisions for pensions	5,579,214	5,574,764
Other non-current provisions	8,113,913	8,458,754
	13,693,127	**14,033,518**
Total non-current liabilities and provisions	**112,789,307**	**19,035,372**
CURRENT LIABILITIES AND PROVISIONS		
Current liabilitiies		
Convertible bonds	51,129	51,129
To banks and similar institutions	2,050,424	59,755,621
Payments received on accounts of orders	2,674,151	3,813,570
Trade payables	7,604,555	5,729,861
Other (from taxes and levies)	1,896,521	3,209,087
Other (for social security)	1,806,073	1,607,259
Other	12,999,901	47,837,708
	29,082,754	**122,004,235**
Current Provision		
Tax Provision	2,924,866	2,547,994
Other current Provisions	21,025,554	17,818,265
	23,950,420	**20,366,259**
Total current liabilities and provisions	**53,033,174**	**142,370,494**
Deferred income	**4,081,657**	**4,646,936**
Total equity and liabilities	**175,698,365**	**170,077,646**

WashTec

WashTec AG Interim report on the period from 01 January 2005 to 30 June 2005

Consolidated profit and loss statement fort he period form January 1, 2005 to June 30, 2005 and from April 1, 2005 to June 30, 2005

	1/ January to 30/ June 2005 €	1. Januar to 30/ June 2004 €	1/ April to 30/ June 2005 €	1/ April to 30/ June 2004 €
Sales	105,841,045	100,885,314	56,063,357	52,034,166
Change in inventory	1,333	-351,120	1,030	-1,320
other capitalised own account services	0	0	0	0
other operating income	1,784,001	2,509,544	1,109,151	1,079,742
Total	**107,626,379**	**103,043,738**	**57,173,538**	**53,112,588**
Cost of materials	**44,237,125**	**42,130,575**	**24,253,047**	**21,178,263**
Personnel expenses	37,467,479	36,859,184	19,209,809	18,863,718
Other operaating expenses/other taxes	14,979,900	14,810,044	7,103,696	7,743,674
EBITDA	**10,941,875**	**9,243,935**	**6,606,986**	**5,326,933**
Amortisation and depreciation of intangible assets and property, plant and equipment	3,427,468	3,602,771	1,776,198	1,763,007
depreciation of goodwill	0	3,131,305	0	2,375,760
Operating Result (EBIT)	**7,514,407**	**2,509,859**	**4,830,788**	**1,188,166**
Financial result (net financial expenses)	**-2,596,980**	**-4,516,883**	**-1,076,491**	**-2,171,311**
Result from ordinary business activitites (EBT)	**4,917,427**	**-2,007,024**	**3,754,297**	**-983,145**
Income taxes	-1,967,371	-427,504	-1,507,406	-347,762
Net result	**2,950,056**	**-2,434,528**	**2,246,891**	**-1,330,907**
Earnings per share (basic =diluted)	**0.39**	**-0.32**	**0.30**	**-0.18**

WashTec

WashTec AG Interim report on the period from 01 January 2005 to 30 June 2005

Statement of Changes in consolidated equity for WashTec AG from 1 January to 30 June 2005

K€	subscribed capital	capital reserve	accumulated loss	Currency translation adjustment	Total
As of January 1, 2004	**20,000**	**27,384**	**-41,452**	**1,287**	**7,218**
Net loss for 2004			-3,207		-3,207
Currency changes				14	14
As of December 31, 2004	**20,000**	**27,384**	**-44,659**	**1,300**	**4,025**
costs of riths issue			**-1,051**		-1,051
Net profit January 1, 2005 to June 30, 2005			2,950		2,950
Currency changes				-130	-130
As of June 30, 2005	**20,000**	**27,384**	**-42,760**	**1,170**	**5,794**

WashTec

WashTec AG Interim report on the period from 01 January 2005 to 30 June 2005

Consolidated Cash Flow statement fort he period from 1 January 2005 to 30 June 2005

	June 30 2005 T€	June 30 2004 T€
(EBIT)	7,514.41	2,509.86
Interest and dividends received	179.91	126.79
Interest paid	-2,776.89	-4,643.67
Interest subordinated loan	0.00	1,122.00
costs of rights issue	-1,051.00	0.00
Amortisation and depreciation of non-current assets	3,427.47	6,734.08
Change in non-current provisions	-340.39	64.91
Gain/loss from disposals of non-current assets	-381.00	-865.00
Gross Cash Flow	**6,572.50**	**5,048.97**
Decrease in inventories	-432.36	5,514.95
Decrease in trade receivables	-4,195.43	8,373.82
Decrease/increase in trade payables	1,874.69	-2,218.53
Change in other non-current assets	4,086.41	-9,220.11
Net-cash provided from operating activities (net cashflow)	**7,905.83**	**7,499.10**
Cash paid for investments in non-current assets	-3,550.00	-570.00
Net-cash used for investing activities	**-3,550.00**	**-570.00**
Repayment of non-currentliabilitites from finance lease	-1,237.00	-768.00
Repayment of non-currentliabilitites to banks	0.40	-3,355.00
Net-cash used for financing activities	**-1,236.60**	**-4,123.00**
Net increase/decrease in cash and cash equivalents	**3,119.23**	**2,806.10**
Cash and cash equivalents as of January 1	**-59,237.80**	**-80,177.07**
Cash and cash equivalents as of June 30	**-56,118.57**	**-77,370.97**
Balances at banks	**2,265.88**	**3,268.98**
Current bank liabilities	**-58,384.45**	**-80,639.94**

Notes

- *Accounting Policies*

The Q2 report was prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable as of June 30, 2005. The accounting policies have not changed in comparison to those applied in the consolidated financial statements as of December 31, 2004.

To improve the clarity and readability of the balance sheet, income statement and cash flow statement of the WashTec Group, individual items have been grouped.

- *Consolidated Group*

The consolidated group remained unchanged in comparison to the consolidated financial statements as of December 31, 2004.

- *Balance Sheet/Equity*

WashTec AG's capital stock amounted to EUR 20m as of June 30, 2005 and was divided into 7,600,000 shares. Following the capital increase resolved by the general shareholders' meeting on June 15, 2005, WashTec AG's capital stock increased by EUR 20m to EUR 40m as of August 5, 2005 and is divided into 15,200,000 shares.

- *Earnings per Share*

The earnings per share are calculated by dividing the net consolidated result by the number of shares:

	H1 2005	H1 2004
Net result	EUR 3.0m	-EUR 2.4m
Number of shares	7,600,000	7,600,000
Earnings per share	EUR 0.39	-EUR 0.32

- *Notes on the Parent Company*

WashTec AG does not have any operations of its own. It is the ultimate group parent company. WashTec AG has a management board and performs group controlling and risk management functions; it also has a legal department. It renders advisory services in the areas of law, finance, marketing, development and production. WashTec AG's most important assets are its direct and indirect investees, which largely shape its result. As of June 30, 2005, WashTec AG employed four staff (H1 2004: six staff).

WashTec

WashTec AG Interim report on the period from 01 January 2005 to 30 June 2005

Financial Calendar

Q3 Report	November 2005
Annual Report 2005	March 31, 2006
Q1 Report	May 31, 2006
General Shareholders' Meeting	May 31, 2006
Q2 Report	August 2006

Contact

WashTec AG
Argonstr. 7
86153 Augsburg
- www.washtec.de

Karoline Kalb
Tel.: +49 821/55840
Fax: +49 821/55841135

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL PROCESSING
RECEIVED
SEP 0 6 2005
WASH. D.C. 213 SECTION

Date, August 11. 2005

Re: *Washtec AG*
Exemption Number: 82-04888

SUPPL

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release notification of **August 11th , 2005** concerning " **WashTec rights issue**".

Sincerely,

WashTec AG

Po Karoline Kalb

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821/5584-0
Vorstand: Thorsten Krüger (Sprecher)
Jürgen Lauer
Bankverbindung: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024261000

Frankfurt Stock Exchange on 09 August 2005 and will have full dividend rights for the 2005 business year.

WashTec AG, Argonstr. 7, 86153 Augsburg, Germany
ISIN: DE0007507501
Listing: Official Market (Amtlicher Markt) in Frankfurt (General Standard); Regulated Unofficial Market in Berlin-Bremen, Düsseldorf, Munich and Stuttgart

Press Contact:
Haubrok Investor Relations GmbH
Frank Ostermair
Telefon +49 (0) 211/30126-112
E-Mail f.ostermair@haubrok.de

WashTec

Press release

WashTec – Rights issue successfully completed

Augsburg, 09 August 2005 – With a total take up rate of 99.9% WashTec has successfully completed its capital increase today. Demand from institutional investors during the subscription period as well as for shares not taken up by existing shareholders was significantly high.

In accordance with WashTec's Annual General Meeting approval on 15 June 2005, the syndicate banks Cazenove AG and Commerzbank AG (acting as Joint Lead Managers and Joint Bookrunners) have underwritten a total of 4,761,970 shares, subject to the obligation to offer these shares to those shareholders of WashTec AG, who participate in the Cash/Non-Cash Capital Increase by making cash contributions, as part of a rights offering at a ratio of 1:1. Further 2,838,030 shares have been subscribed by the shareholders Achernar Vermögensverwaltung GmbH, Augias Vermögensverwaltung GmbH and Edelmar Vermögensverwaltung GmbH in exchange for a contribution-in-kind. The subscription price of total 7.6 million new shares was €5.00. The registered share capital was increased by €20,000,000 from €20,000,000 to €40,000,000. WashTec will use the net proceeds from the capital increase primarily to strengthen the equity base and, thus, primarily to reduce existing debt.

WashTec AG received listing approval for the Official Market (Amtlicher Markt) in Frankfurt (General Standard) on 08 August 2005. The new shares are listed on the

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Executive Board:
Thorsten Krüger (Spokesman)
Jürgen Lauer

Chairman of Supervisory Board:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg